Exhibit (a)(1)(H)

Form of Reminder Electronic Mail — Dates may change if Expiration Date of Offer is extended

The hhgregg, Inc. Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your Eligible Options will expire at 11:59 p.m., Eastern Daylight Savings Time, on April 29, 2013 unless we extend the Offer.

According to our records, you have not yet submitted an Eligible Option Information Sheet and Election Form for your Eligible Options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Eligible Option Information Sheet and Election Form before the expiration of the Offer. Eligible Option Information Sheet and Election Forms and other documents relating to the Offer (including instructions) are available on the Offer Website on Knowledge Hub located on Intranet 2.0, accessible at http://intranet.hhgregg.com/hhgregg.intranet/login.aspx. If you are not able to submit your Eligible Option Information Sheet and Election Form electronically via the Offer Website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer Website for any reason (including lack of internet services), a properly signed and completed Eligible Option Information Sheet and Election Form must be received via facsimile, by hand delivery or by electronic mail by 11:59 p.m., Eastern Daylight Savings Time, on April 29, 2013 by:

Charles Young, Chief Human Resources Officer

hhgregg, Inc.

4151 East 96th Street

Indianapolis, Indiana 46240

Fax: (317) 816-6609

Electronic Mail: Charlie.Young@hhgregg.com

The submission of the required documents must be made by the Expiration Date indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Charles Young, our Chief Human Resources Officer at (317) 569-7574 or Charlie.Young@hhgregg.com by the Expiration Date will be accepted. Documents submitted by any other means, including U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted and will not be accepted. If you have questions, please direct them to Charles Young, our Chief Human Resources Officer, at:

hhgregg, Inc.

4151 East 96th Street

Indianapolis, Indiana 46240

Tel: (317) 569-7574

Fax: (317) 816-6609

Electronic Mail: Charlie.Young@hhgregg.com

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Summary of Offer to Exchange Certain Outstanding Options for New Options; (3) the electronic Mail on behalf of Dennis L. May, dated April 2, 2013; (4) the Instructions Forming Part of the Terms and Conditions of the Offer; (5) the Election Form; (6) Form of Eligible Option Information Sheet; (7) FAQ’s and (8) the Agreement to Terms of Election. You may access these documents on the Offer Website on Knowledge Hub located on Intranet 2.0, accessible at http://intranet.hhgregg.com/hhgregg.intranet/login.aspx, or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.